Fludara(R) Receives European Marketing Approval as First-Line Treatment for B-Cell Chronic Lymphocytic Leukemia

Second-Line B-CLL Treatment Moves to Front Line

Berlin, February 6, 2003 - Schering AG (FSE: SCH, NYSE: SHR) announced today that the European Union type II variation procedure for Fludara(R) i.v. to extend the indication to first-line treatment of patients with B-cell chronic lymphocytic leukemia (B-CLL) has successfully been completed. National marketing authorizations are anticipated in the near future. The recommendation for approval was based on evidence confirming that patients treated with Fludara(R) had higher response rates and increased duration compared with conventional first-line B-CLL therapy with chlorambucil or combination treatments.

"For more than a decade Fludara(R) i.v. has been an important weapon fighting against B-CLL and is the gold standard of therapy for patients with B-CLL who have failed previous B-CLL therapy with an alkylating agent," said Dr. Joachim-Friedrich Kapp, Head of the Specialized Therapeutics business area at Schering AG, Germany. "Today's approval moves Fludara(R) to the front line in the fight against this fatal disease and means that a greater number of patients may achieve more durable response earlier in the treatment of this chronic disease."

Data submitted to the European authorities confirmed that patients with B-CLL who receive Fludara(R) as initial therapy achieve a significantly higher response rate compared with patients who receive chlorambucil (overall response: 61.1% versus 37.6%). Furthermore, following treatment with Fludara(R), significantly more patients achieve a complete response, which contributes to a better prognosis (complete response: 14.9% versus 3.4%).
In addition to significantly higher response rates, the data also showed an increase in median duration of response from 12.2 months among patients treated with chlorambucil to 19 months among patients treated with Fludara(R).
END

BACKGROUND INFORMATION

About Fludara(R)
Fludara(R) i.v. is approved in more than 70 countries worldwide as second-line therapy for B-CLL patients who have failed previous treatment with alkylating agents. It also is being investigated as a possible treatment in a variety of cancers and is approved for use in the treatment of low-grade non-Hodgkin's lymphoma (NHL) in Canada, Switzerland and other countries.
Unlike alkylating cytotoxic chemotherapies, which create a toxic environment within the blood to destroy malignant cells, Fludara(R), a purine nucleotide analog, shortens the life span of existing leukemia cells and interferes with the making of new DNA, thus preventing leukemia cells from growing.

About B-CLL
B-CLL is the most prevalent form of adult leukemia, annually affecting approximately 60,000 people in the United States and 60,000 in Europe. The disease is most commonly diagnosed in people age 50 or older. B-CLL is characterized by the accumulation of functionally immature white blood cells (lymphocytes) in the bone marrow, blood, lymph tissue, and other organs. Two types of lymphocytes are present in the blood, B cells and T cells. About 95 percent of CLL cases involve cancerous B cells. Because these B cells have a longer than normal life span, they begin to build up and "crowd out" the normal, healthy blood cells. The accumulation of functionally immature cells in the bone marrow excludes the generation of healthy cells and can be fatal. Symptoms include fatigue, bone pain, night sweats, and decreased appetite and weight loss, but bone marrow involvement also leads to weakening of the immune system, exposing the patient to a higher risk of infection.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de
Business: Dr. Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38;
peter.vogt@schering.de

Your contacts in the US:

Media Relations: Kimberley Jordan, T:+1-973-487 2592, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng